Exhibit 99.1      Press Release Dated April 20, 2000

NEWS RELEASE
Contact: Calpine (408) 995-5115
Public Relations      Katherine Potter  ext. 1168
Investor Relations    Rick Barraza      ext. 1125

CALPINE ANNOUNCES 250-MEGAWATT "CALGARY ENERGY CENTRE"

The Proposed State-of-the-Art Project Will Help Meet the Needs of Calgary's Energy Future

(SAN  JOSE,  CALIF./CALGARY,   AB)  -  April  20,  2000  -  Calpine  Corporation
[NYSE:CPN], the San Jose, Calif.-based independent power producer, today announced plans to construct the US$135 million Calgary Energy Centre (CEC) to increase security of electricity supply for Calgarians.

Scheduled to begin commercial operation in 2003, the 250-megawatt combined-cycle, natural gas-fired facility will be the first independent power project (IPP) announced in the Calgary area, and represents Calpine's first investment in the Canadian power industry. The facility will generate enough power to supply approximately a quarter of a million homes, and will have the ability to produce an additional 50 megawatts of electricity during peak demand periods.

"We are pleased to announce the Calgary Energy Centre," stated Dan Allard, vice-president of business development for Calpine. "This project responds to rising demand for power, to a real need for generation near Calgary, and to the opportunities provided by Alberta's deregulation process. The Calgary Energy Centre exemplifies Calpine's commitment to repowering North America with high-efficiency, environmentally responsible power generation."

Alberta's Resource Development Minister and acting Provincial Treasurer, Dr. Steve West, welcomed the announcement, saying the arrival of Calpine to the Alberta market shows that restructuring in the electricity industry is working.

"This is an example of the benefits of a competitive market, where the private sector makes investment decisions based on market needs - in this case, a need for additional power generation in southern Alberta - not on the direction of the regulator," West said. "This is the kind of innovation and responsiveness a competitive electricity marketplace will bring to Alberta."

The Calgary Energy Centre will supply electricity to the Alberta Power Pool and provide a competitive source of supply to Calgary customers as the market prepares for full electricity deregulation and customer choice on January 1, 2001. It will also help meet the recommendations of the province's Transmission Administrator and the Alberta Energy and Utilities Board to attract 500 new megawatts of power generation to meet demand growth in southern Alberta.

Calpine proposes to build a clean, modern natural gas-fired facility. It will be located adjacent to an existing natural gas processing plant in northeast Calgary. The project will utilize Selective Catalytic Reduction Technology. The plant will be permitted at 3.5 parts per million of nitrogen oxide emissions-significantly lower than Canadian regulatory limits. In addition, sulfur dioxide emissions will be eliminated, and carbon dioxide emissions will be minimized.

Calpine's  project will create  approximately  300 jobs during peak construction
and  20-to-25  full  time   positions  when  the  facility   enters   operation.
Construction is expected to commence this fall.

Calpine Corporation, the leading independent power company in the United States, is dedicated to providing customers with clean, reliable and competitively priced electricity. Calpine is active in 20 states and Alberta, Canada. Calpine's Corporate headquarters are located in San Jose, Calif., with regional offices in Houston, Texas; Pleasanton, Calif.; and Boston, Mass. Calpine currently has approximately 17,200 megawatts of capacity in operation, under construction or in announced development - enough energy to power more than 17 million households. The company was founded in 1984 and is publicly traded on the New York Stock Exchange under the symbol CPN.

This news release discusses certain matters that may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the intent, belief or current expectations of Calpine Corporation ("the Company") and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could materially affect actual results such as, but not limited to, (i) changes in government regulations and anticipated deregulation of the electric energy industry; (ii) commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations (iii) cost estimates are preliminary and actual cost may be higher than estimated, (iv) the assurance that the Company will develop additional plants, (v) a competitor's development of a lower-cost generating gas-fired power plant or (vi) the risks associated with marketing and selling power from power plants in the newly competitive energy market. Prospective investors are also referred to the other risks identified from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.